Bachoco Announces a Sale of a Portion of Shares

CELAYA, Mexico, Dec. 9, 2013 /PRNewswire/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: BACHOCO) Mexico's leading producer and processor of poultry and other food products, announced that it has been notified by the family trust which has members of the founding family as beneficiaries, that such trust sold a portion of its shares representing 9.5% of Bachoco, through the Mexican Stock Exchange at market price. As a result, the family trust holds 21.25% of Bachoco.

The control trust, which also has members of the founding family as beneficiaries, did not participate in such transactions and, thus, continues to hold 52% of BACHOCO.

DISCLAIMER

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Bachoco and its management with respect to its performance, business and future events. We use words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Bachoco is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This release is not an offer to sell securities in the United States of America, in Mexico or in any other jurisdiction. Bachoco's securities may not be publicly offered or sold in the United States or Mexico absent of registration or an available exemption of registration.

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people. In 2012, the Company reported net sales of Ps. 39.3 billion.

The Company is rated AA (MEX), representing high credit quality by Fitch Mexico, S.A. de C.V., and HR AA+ which signals that the Company and the offering both have high credit quality by HR Ratings de Mexico S.A. de C.V.

CONTACT: IR Contacts, Daniel Salazar, CFO, and Claudia Cabrera, IRO, +011-52-461-618-3555, inversionistas@bachoco.net, both of Industrias Bachoco